Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES 2004 FIRST QUARTER RESULTS

Wednesday, May 5, 2004, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today reported financial results for the first quarter ended March 31, 2004. Diluted earnings per share from continuing operations for the first quarter ended March 31, 2004 increased 75% to $0.49 as compared to diluted earnings per share from continuing operations of $0.28 for the first quarter ended March 31, 2003.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.
	(Unaudited)
Three month periods ended March 31,	2004	2003

Sales	$1,393.1	$1,019.9
Operating income	$55.0	$30.7	(1)
Net income from continuing operations	$29.9	$14.4	(1)
Net income	$24.6	$13.6	(1)
Diluted earnings per share from continuing operations	$0.49	$0.28	(1)
Diluted earnings per share	$0.41	$0.26	(1)

(1)

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, "Asset Retirement Obligations". Please see Note 4 to the Consolidated Financial Statements.

Sales increased $373.2 million, or 37% to $1,393.1 million for the three month period ended March 31, 2004 compared to $1,019.9 million for the three month period ended March 31, 2003. Approximately $110 million, or 29%, of this increase is due to the positive impact of foreign exchange translation related to the strengthening Canadian dollar, euro and British pound.

North American production sales grew to $859.3 million in the first quarter of 2004 compared to $575.6 million in the first quarter of 2003 as a result of the positive impact of higher production volumes, higher North American average dollar content per vehicle and the strengthening of the Canadian dollar relative to the U.S. dollar. North American light vehicle production volumes remained relatively flat at approximately 4.1 million units for the three month periods ended March 31, 2004 and March 31, 2003. North American average dollar content per vehicle increased to $208 for the first quarter of 2004 compared to $139 for the first quarter of 2003. New products launched during the first quarter included the complete seats, headliner and instrument panel for the Chevrolet Equinox and the second and third row stow in floor seats for the DaimlerChrysler minivan.

Western European production sales increased to $449.9 million for the first quarter of 2004 compared to $361.1 million for the first quarter of 2003 as a result of growth in our Western European average dollar content per vehicle and the positive impact related to the strengthening of the euro and British pound relative to the U.S. dollar. Western European vehicle production volumes remained relatively flat at approximately 4.3 million units for the three month periods ended March 31, 2004 and March 31, 2003. Western European average dollar content per vehicle increased to $104 for the first quarter of 2004 compared to $84 for the first quarter of 2003. The increase in average dollar content is a result of new products launched during the second half of 2003, including the complete interior, excluding seats, for the BMW 6 Series, the cargo management system and other interior trim for the BMW X3 and the complete seats for the Volkswagen Caddy.

Consolidated tooling and engineering sales for the three month period ended March 31, 2004 were $83.9 million compared to $83.2 million for the three month period ended March 31, 2003.

Operating income for the first quarter of 2004 increased to $55.0 million compared to $30.7 million for the first quarter of 2003. The increase in operating income was attributable to gross margin related to increased sales from new product launches partially offset by operating inefficiencies at certain divisions, restructuring charges related to European operations, increased commodity prices, the adverse impact of the strengthening euro and British pound at certain divisions, increased depreciation and amortization expense and higher selling, general and administrative costs and affiliation and social fees associated with the increase in sales.

The Company continued to generate free cash after investment activities. During the first quarter of fiscal 2004, cash generated from operations before changes in working capital was $67.4 million. An additional $6.0 million of cash was generated from working capital resulting in total cash from operating activities of $73.4 million. Investment activities during the first quarter of 2004 were $29.1 million resulting in free cash before financing activities of $44.3 million for the quarter.

Diluted earnings per share from continuing operations was $0.49 for the three month period ended March 31, 2004 compared to $0.28 for the three month period ended March 31, 2003. Diluted earnings per share was $0.41 for the three month period ended March 31, 2004, compared to diluted earnings per share of $0.26 for the three month period ended March 31, 2003.

Commenting on the first quarter results, Don Walker, the Company's President and Chief Executive Officer, stated "We are encouraged that the significant investments we have made over the past 12 months related to new product launches have positively impacted our first quarter results. During the first quarter, we also sold a division, closed another two divisions and continued streamlining our cost base, particularly in Europe, in order to improve operating efficiencies".

Intier Automotive's Board of Directors declared a dividend in respect of the first quarter of 2004 of U.S.$0.10 per share on the Class A Subordinate Voting and Class B Shares payable on or after June 15, 2004 to shareholders of record on May 28, 2004. The Board also declared a dividend of U.S.$2,763,125 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after June 30, 2004 to holders of the Convertible Series Preferred Shares of record on May 28, 2004.

2004 OUTLOOK

For the full year, North American light vehicle production volumes are expected to increase to approximately 16.0 million units from 15.9 million units in 2003. Western Europe vehicle production volumes are expected to remain unchanged at approximately 16.4 million units. Full year average dollar content per vehicle is expected to be between $205 and $210 for North America and $97 to $103 for Europe. Based on these production volume estimates, product mix and foreign exchange rate assumptions and tooling and engineering sales estimates, 2004 total sales are expected to be between $5.2 billion and $5.4 billion.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 23,500 employees at 71 manufacturing facilities, and 15 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the first quarter results and other developments on Thursday, May 6, 2004 at 3:00 PM EST (Toronto Time). The number to use for this call is 1-888-303-7352. Overseas callers should use 1-212-346-6609. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 and 416-626-4100 (reservation number is 21193992#). The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 898-5200. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality; including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty; recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

(Unaudited)

	March 31, 2004	December 31, 2003

		(restated - notes 4,5)
ASSETS

Current assets:
Cash and cash equivalents	$245.5	$216.7
Accounts receivable	940.2	805.5
Inventories	303.4	302.9
Prepaid expenses and other	37.0	37.8
Discontinued operations	-	7.3

	1,526.1	1,370.2
Capital assets, net	557.4	567.3
Goodwill	114.7	116.4
Future tax assets	69.3	70.7
Other assets	22.9	21.8
Discontinued operations	-	1.8

	$2,290.4	$2,148.2

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$21.4	$29.7
Accounts payable	957.4	827.3
Accrued salaries and wages	74.0	74.2
Other accrued liabilities (note 6)	112.0	101.3
Income taxes payable	3.0	2.4
Long-term debt due within one year	4.3	4.4
Convertible Series Preferred Shares (note 10)	216.2	108.6
Discontinued operations	-	4.8

	1,388.3	1,152.7
Long-term debt	31.8	33.0
Other long-term liabilities	45.4	44.2
Convertible Series Preferred Shares (note 10)	-	106.1
Future tax liabilities	49.0	44.9
Minority interest	1.3	1.1

Shareholders' equity:
Convertible Series Preferred Shares (note 8)	10.6	11.8
Class A Subordinate Voting Shares (note 8)	91.5	86.1
Class B Shares (note 8)	495.8	495.8
Contributed surplus (note 9)	0.7	0.6
Retained earnings	75.6	57.4
Currency translation adjustment	100.4	114.5

	774.6	766.2

	$2,290.4	$2,148.2

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares)

(Unaudited)

Three month period ended March 31	2004	2003

		(restated - notes 4,5)

Sales	$1,393.1	$1,019.9

Cost of goods sold (note 6)	1,229.6	896.1
Depreciation and amortization	26.9	23.5
Selling, general and administrative (note 9)	63.3	54.0
Affiliation and social fees	18.3	15.6

Operating income	55.0	30.7
Interest expense, net	1.1	0.5
Amortization of discount on Convertible Series Preferred Shares	1.5	3.0
Equity income	(0.4)	(0.3)

Income before income taxes and minority interest	52.8	27.5
Income taxes	22.6	13.0
Minority interest	0.3	0.1

Net income from continuing operations	$29.9	$14.4
Net loss from discontinued operations	5.3	0.8

Net income	$24.6	$13.6

Financing charge on Convertible Series Preferred Shares	1.5	0.4

Net income attributable to Class A Subordinate Voting and Class B Shares	23.1	13.2
Retained earnings, beginning of period	57.4	17.2
Adjustment for change in accounting policy for asset retirement obligations	-	(2.8)
Dividends on Class A Subordinate Voting and Class B Shares	(4.9)	(2.4)

Retained earnings, end of period	$75.6	$25.2

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$0.58	$0.29
Diluted	$0.49	$0.28
Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.47	$0.27
Diluted	$0.41	$0.26

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.2	48.2
Diluted	64.1	63.1

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

Three month period ended March 31	2004	2003

		(restated - notes 4,5)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations	$29.9	$14.4
Items not involving current cash flows	37.5	32.5

	67.4	46.9
Change in non-cash working capital	6.0	44.7

	73.4	91.6

INVESTING ACTIVITIES
Capital asset additions	(25.3)	(23.9)
Investments and other asset additions	(4.5)	(1.9)
Proceeds from disposition of capital assets and other	0.7	0.1

	(29.1)	(25.7)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness	(7.9)	3.8
Repayments of long-term debt and other long-term liabilities	(2.4)	(1.0)
Issue of Class A Subordinate Voting Shares	5.4	-
Dividends on Class A Subordinate Voting and Class B Shares	(4.9)	(2.4)
Dividends on Convertible Series Preferred Shares	(2.7)	(2.8)

	(12.5)	(2.4)

Effect of exchange rate changes on cash and cash equivalents	(3.0)	1.5

Net increase in cash and cash equivalents during the period	28.8	65.0
Cash and cash equivalents, beginning of period	216.7	241.3

Cash and cash equivalents, end of period	$245.5	$306.3

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares.)

(All amounts as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 are unaudited.)
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2003 annual audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders, except for the accounting changes set out below.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual audited consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2004, and the results of operations and cash flows for the three month periods ended March 31, 2004 and 2003.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	ACCOUNTING CHANGES
Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$6.1

$6.1

Other long-term liabilities	$11.6
Future tax liabilities	(1.0)
Retained Earnings	(3.7)
Currency translation adjustment	(0.8)

$6.1

The retroactive changes to the Consolidated Statement of Income for the three month period ended March 31, 2003 are as follows:

Depreciation and amortization	$0.1

Operating loss	(0.1)
Interest expense	0.2
Income taxes	(0.1)

Net loss	$(0.2)

Loss per Class A Subordinate Voting or Class B Share:
Basic	$(0.01)
Diluted	$(0.01)

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production or vehicle assembly. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three month period ended March 31, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three month periods ended March 31, 2004 and 2003, the Company recognized compensation expense of $0.1 million and nil.

5.	DISCONTINUED OPERATIONS

On January 31, 2004, the Company closed an agreement to sell a manufacturing facility reported in the Europe Interior Systems segment with an effective date of sale of January 1, 2004. The impact of the sale on the three month period ended March 31, 2004 was a net loss from discontinued operations of $5.3 million which included a $1.8 million write-off of future tax assets.

As required by recent amendments to the Canadian Institute of Chartered Accountants Handbook section 3475 "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"), the financial results of the manufacturing facility's operations have been separately disclosed as discontinued operations.

The Company's assets, liabilities and equity, revenues and expenses and cash flows related to discontinued operations are as follows:
Balance Sheet:

As at December 31	2003

ASSETS

Current Assets
Accounts receivable	$5.2
Inventory	2.0
Prepaid expenses and other	0.1

7.3
Future tax assets	1.8

$9.1

LIABILITIES AND NET INVESTMENT

Current Liabilities
Accounts payable	$3.5
Accrued salaries and wages	0.8
Other accrued liabilities	0.5

4.8
Net investment	4.3

$9.1

Statement of Income:

Three month period ended March 31	2003

Sales	$11.7

Cost of goods sold	11.8
Selling, general and administrative	0.4
Affiliation and social fees	0.2

Operating loss	(0.7)
Income taxes	0.1

Net loss	$(0.8)

Statement of Cash Flow:

Three month period ended March 31	2003

Cash provided from (used for)

OPERATING ACTIVITIES
Net loss	$(0.8)
Items not involving current cash flows	0.1

(0.7)
Change in non-cash working capital	1.9

1.2

FINANCING ACTIVITIES

Net repayments of debt	(1.2)

Net change in cash and cash equivalents during the period	-
Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	-

6.	RESTRUCTURING PROVISIONS

During the first quarter of 2004, the Company recorded a restructuring charge of $2.5 million for severance and termination costs related to the closure of a manufacturing facility formerly reported in the Closure Systems segment.

7.	CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report.

In February 2003, the CICA issued Accounting Guideline No. 14, "Disclosure of Guarantees" ("AcG-14"). Consistent with AcG-14, the Company has provided disclosure about guarantees as required for interim periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

8.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2003. For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,210,500
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares (i)	Unlimited	6,760,569
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

(i)

The stated value of Class A Subordinate Voting Shares increased during the three month period ended March 31, 2004 by $5.1 million representing 308,608 shares issued to the Company's Employee Equity and Profit Participation Program and by $0.3 million representing 20,700 shares issued on the exercise of stock options granted under the Company's Incentive Stock Option Plan.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at March 31, 2004 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at March 31, 2004	6,760,569
Class B Shares outstanding as at March 31, 2004	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,538,600
Convertible Series Preferred Shares, convertible at $15.09 per share	14,648,775

67,699,882

The number of shares reserved to be issued for stock options is 5,967,100 Class A Subordinate Voting Shares of which 2,428,500 are reserved but unoptioned at March 31, 2004.

Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders. The following is a continuity schedule of options outstanding:

Canadian dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2003	2,002,300	Cdn.$	22.02	1,031,500
Exercised	(1,600)	Cdn.$	21.00	(1,600)

Outstanding at March 31, 2004	2,000,700	Cdn.$	22.02	1,029,900

U.S. dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2003	1,557,000	U.S.$	14.68	856,600
Exercised	(19,100)	U.S.$	13.72	(19,100)

Outstanding at March 31, 2004	1,537,900	U.S.$	14.69	837,500

9.	STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk free interest rate	3.25% - 4.09%
Expected dividend yield	2.34%
Expected volatility	39%
Expected time until exercise	5 years

For the three month periods ended March 31, 2004 and 2003, the compensation expense recognized in selling, general and administrative expense and credited to contributed surplus related to the Company's outstanding fixed price stock options amounted to approximately $0.1 million and nil, respectively.

For the three month periods ended March 31, 2004 and 2003, no options were granted under the Company's Incentive Stock Option Plan.

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income attributable to Class A Subordinate Voting and Class B Shares and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months ended March 31, 2004 and 2003 would have been as follows:

Three months ended March 31	2004	2003

Pro forma net income attributable to Class A Subordinate and Class B Shares from continuing operations	$28.2	$13.8
Pro forma earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$0.57	$0.29
Diluted	$0.49	$0.27

For the three month period ending March 31, 2004, diluted earnings per Class A Subordinate Voting or Class B Share exclude 1,066,500 million Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan as such options were not in the money during the period.

10.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amounts for Series 1 and Series 2 Convertible Preferred Shares are presented as current liabilities. The Series 1 Convertible Preferred Shares are retractable by Magna International Inc. (Magna) at their carrying value of $108.6 million, together with all declared and unpaid dividends, after December 31, 2003. The Series 2 Convertible Preferred Shares are retractable by Magna at their carrying value of $107.6 million, together with all declared and unpaid dividends, after December 31, 2004. The Series 1 and Series 2 Convertible Preferred shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S$15.09 per Class A Subordinate Voting Share.

The Series 1 and 2 Convertible Preferred Shares are redeemable by the Company commencing December 31, 2005.
11.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

	Three month period ended March 31, 2004			Three month period ended March 31, 2003

	Total Sales	Operating income	Capital assets, net	Total Sales	Operating income	Capital assets, net

Interior Systems
North America	$673.7	$45.2	$256.9	$427.7	$12.6	$230.8
Europe	416.9	(7.1)	185.6	356.1	3.3	165.4

Closure Systems	304.0	17.2	114.3	236.9	14.6	97.2

Corporate, other and intersegment eliminations	(1.5)	(0.3)	0.6	(0.8)	0.2	0.6

Total reportable segments	$1,393.1	$55.0	$557.4	$1,019.9	$30.7	$494.0
Current assets			1,526.1			1,227.5
Goodwill, future tax and other assets			206.9			190.0
Assets of discontinued operations			-			8.5

Consolidated total assets			$2,290.4			$1,920.0

12.	COMPARABLE FIGURES
Certain of the comparative figures have been reclassified to conform to the current period method of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three month period ended March 31, 2004 was prepared as of April 28, 2004 and should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three month period ended March 31, 2004 and the Company's audited Consolidated Financial Statements and Management's Discussion and Analysis of Intier Automotive Inc. (the "Company") for the year ended December 31, 2003, as included in the 2003 Annual Report. This Management's Discussion and Analysis discusses results of operations from continuing operations unless otherwise noted, please see "Net loss from discontinued operations". All amounts in this Management's Discussion and Analysis are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, mid-door and tailgate modules, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, the Interior and Closure businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. For the three month period ended March 31, 2004, the Company's Interior Systems segment accounted for approximately 78% and 69% of the Company's consolidated sales and operating income, and the Company's Closure Systems segment accounted for approximately 22% and 31% of the Company's consolidated sales and operating income.

The following are highlights of the Company's financial performance for the first quarter of 2004:
•	Total sales increased 37% to $1,393 million compared to $1,020 million for the first quarter of 2003;
•

Average dollar content on North American produced vehicles in the first quarter of 2004 increased by $69 to $208 as compared to $139 in the first quarter of 2003. Western European average dollar content per vehicle increased $20 to $104 in the first quarter of 2004 as compared to $84 in the first quarter of 2003. The growth in content in both North America and Europe was attributable to increased market penetration and the positive impact of foreign exchange translation on sales;

•

New products launched during the first quarter of 2004 included the complete seats, headliner and instrument panel for the Chevrolet Equinox and the second and third row stow in floor seats for the DaimlerChrysler minivan;

•

During the first quarter of 2004, the Company sold a manufacturing facility formerly reported in the Europe Interior Systems segment for a net loss of $5.3 million, including a write-off of future tax assets of $1.8 million;

•

The Company closed two European manufacturing facilities and transferred the continuing business to other Company facilities within Europe. The Company incurred a $2.5 million restructuring charge for severance and termination costs relating to one of the closed manufacturing facilities reported in the Closure Systems segment;

•	The Company reorganized two facilities in the Europe Interior Systems segment and incurred a charge of $4.0 million relating to the writedown of inventory;
•	North American light vehicle production remained relatively flat at approximately 4.1 million units. Western European vehicle production remained relatively flat at approximately 4.3 million units;
•	Operating income increased by 79% to $55.0 million from $30.7 million in the first quarter of 2003.

 Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•

An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, commodity prices and international conflicts;

•	Increasing price reduction pressures from the Customer could reduce sales and profit margins;
•

The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers that could reduce profit margins;

•	Shift in market share among vehicles could have an adverse effect on the Company's sales and profit margins;
•	The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro and other currencies in which the Company generates revenues;
•

The Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term; and

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage.

RESULTS OF OPERATIONS
Three month periods ended March 31	2004	2003	Change

1 Canadian dollar equals U.S. dollars	0.7580	0.6619	14.5%
1 euro equals U.S. dollars	1.2482	1.0727	16.4%
1 British pound equals U.S. dollars	1.8404	1.6020	14.9%

The Company's results are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. As a result of the significant strengthening in the functional currencies noted above, sales and operating income for the three month period ended March 31, 2004 have increased by approximately $110 million and $2 million, respectively from the comparable period for 2003. Throughout this Management's Discussion and Analysis, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Sales
 (in millions, except average dollar content per vehicle)

Three month periods ended March 31	2004	2003

Vehicle production volumes
North America	4.1	4.2
Europe	4.3	4.3

Average dollar content per vehicle
North America	$208	$139
Europe	$104	$84

Production sales - Interior Systems
North America	$620.4	$392.8
Europe	393.0	319.9
Production sales - Closure Systems	295.8	224.0

	1,309.2	936.7

Tooling and engineering sales	83.9	83.2

Total sales	$1,393.1	$1,019.9

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 58% to $620.4 million for the first quarter of 2004 compared to $392.8 million for the first quarter of 2003. This growth was primarily a result of an increase in average dollar content per vehicle and the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new product launches during the first quarter of 2004 including the complete seats, headliner and instrument panel for the Chevrolet Equinox and the second and third row stow in floor seats for the DaimlerChrysler minivan and also to new products launched during the second half of 2003, including the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

Europe:  European production sales for the Interior business increased 23% to $393.0 million for the first quarter of 2004 compared to $319.9 million for the first quarter of 2003. This growth was primarily attributable to the strengthening of the euro and the British pound relative to the U.S. dollar and to an increase in average dollar content per vehicle, which was positively impacted by new product launches during the second half of 2003 including the complete interior, excluding seats, for the BMW 6 Series, the cargo management system and other interior trim for the BMW X3 and the complete seats for the Volkswagen Caddy.

Production Sales - Closure Systems:

Production sales for the Closure business increased 32% to $295.8 million for the first quarter of 2004 from $224.0 million for the first quarter of 2003. This growth was primarily the result of the strengthening of the Canadian dollar and euro relative to the U.S. dollar and an increase in average dollar content per vehicle from the first quarter of 2003 as a result of new products launched during 2003.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first quarter of 2004 increased by $0.7 million to $83.9 million from $83.2 million for the first quarter of 2003. Tooling and engineering sales increased by $5.4 million to $75.7 million in the Interior business and decreased by $4.7 million to $8.2 million in the Closure business for the first quarter of 2004 compared to the first quarter of 2003.

Gross Margin

Three month periods ended March 31	2004	2003

Gross margin	$163.5	$123.8

Gross margin as a percentage of total sales	11.7%	12.1%

Gross margin as a percentage of sales decreased from 12.1% to 11.7% primarily as a result of a $4.0 million charge relating to the writedown of inventory at two reorganized facilities in the Europe Interior Systems segment, a $2.5 million charge for severance and termination costs relating to the closure of a European facility in the Closure Systems segment, operating inefficiencies at certain divisions and increased commodity prices. These negative impacts have been partially offset by sales from new products launched during the first quarter of 2004 and in the second half of 2003.

Operating Income

Three month periods ended March 31	2004	2003

Gross margin	$163.5	$123.8
Less:
Depreciation and amortization	26.9	23.5
Selling, general and administrative	63.3	54.0
Affiliation and social fees	18.3	15.6

Operating income	$55.0	$30.7

Depreciation and amortization as a percentage of total sales	1.9%	2.3%

Selling, general and administrative expenses as a percentage of total sales	4.5%	5.3%

Depreciation and amortization:  Depreciation and amortization expense increased by $3.4 million to $26.9 million for the first quarter of 2004 from $23.5 million for the first quarter of 2003. This was a result of the Company's continuing investment in capital to support new production programs and facilities, and the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported depreciation and amortization expense in the first quarter of 2004 compared to the first quarter of 2003.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $9.3 million to $63.3 million for the first quarter of 2004 from $54.0 million for the first quarter of 2003. The increase in SG&A costs is primarily a result of the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense in the first quarter of 2004 and the incremental costs associated with the launch of new business and new facilities during the first quarter of 2004 and during 2003.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the first quarter of 2004 were $18.3 million reflecting an increase of $2.7 million compared to the $15.6 million expensed in the first quarter of 2003. The increase in fees is reflective of the increase in sales and pretax profits in the first quarter of 2004 compared to the first quarter of 2003.

Operating Income

Three month periods ended March 31	2004	2003

Interior Systems
North America	$45.2	$12.6
Europe	(7.1)	3.3
Closure Systems	17.2	14.6
Corporate	(0.3)	0.2

Operating Income	$55.0	$30.7

Operating Income - Interior Systems:

North America:  Operating income for the North American Interior business increased by $32.6 million to $45.2 million for the first quarter of 2004 from $12.6 million for the first quarter of 2003. Operating income was positively impacted by increased sales from new product launches as well as the strengthening of the Canadian dollar relative to the U.S. dollar. These increases have been partially offset by operating inefficiencies at certain divisions, increased commodity prices, increased depreciation and amortization expense resulting from the Company's continuing investment in capital to support new production programs and facilities and increased SG&A costs and affiliation fees associated with the increase in sales.

Europe:  Operating income for the European Interior business decreased by $10.4 million to an operating loss of $7.1 million for the first quarter of 2004 from operating income of $3.3 million for the first quarter of 2003. The decrease in operating income is primarily the result of a $4.0 million charge relating to the writedown of inventory at two reorganized facilities, operating inefficiencies at certain facilities, higher than expected costs associated with the launch of new products and also by the strengthening of the euro and British pound relative to the U.S. dollar which magnified operating losses at certain European operations on the translation to the Company's U.S. dollar reporting currency.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $2.6 million to $17.2 million for the first quarter of 2004 from $14.6 million for the first quarter of 2003. Operating income was positively impacted by operating improvements at certain divisions, increased content from new product launches during 2003 and by the strengthening of the Canadian dollar relative to the U.S. dollar. These positive impacts were partially offset by a $2.5 million charge for severance and termination costs related to the closure of a division, increased commodity prices, increased depreciation and amortization expense resulting from the Company's continuing investment in capital to support new production programs and facilities and increased SG&A costs and affiliation fees associated with the increase in sales.

Operating Income - Corporate:

Corporate operating income for the first quarter of 2003 decreased by $0.5 million from operating income of $0.2 million to an operating loss of $0.3 million.

Other Items

Three month periods ended March 31	2004	2003

Operating income	$55.0	$30.7
Interest expense, net	1.1	0.5
Amortization of discount on Convertible Series Preferred Shares	1.5	3.0
Equity income	(0.4)	(0.3)

Income before income taxes and minority interest	52.8	27.5
Income taxes	22.6	13.0
Minority interest	0.3	0.1

Net income from continuing operations	29.9	14.4
Net loss from discontinued operations	5.3	0.8

Net income	24.6	13.6
Financing charge on Convertible Series Preferred Shares	1.5	0.4

Net income attributable to Class A Subordinate Voting and Class B Shares	$23.1	$13.2

Interest expense, net:  The Company's interest expense for the first quarter of 2004 increased $0.6 million to $1.1 million from $0.5 million for the first quarter of 2003. The increase in net interest expense is primarily a result of interest expense on bank indebtedness and long-term debt balances partially offset by interest on cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $1.5 million charge relating to the Company's amortization of discount on the Convertible Series Preferred Shares classified as debt was incurred during the first quarter of 2004 compared to $3.0 million in the first quarter of 2003. The decrease of amortization of discount on Convertible Series Preferred Shares is reflective of the Series 1, Convertible Preferred Shares being fully amortized at December 31, 2003.

Income taxes:  The effective tax rate on income before income taxes and minority interest was 42.8% for the first quarter of 2004 compared to 47.3% for the first quarter of 2003. Excluding the impact of losses not benefited and the non-deductible amortization of discount on Convertible Series Preferred Shares, the effective tax rate was approximately 34% for both the first quarter of 2004 and 2003.

Net income from continuing operations:  Net income from continuing operations increased by $15.5 million to $29.9 million for the first quarter of 2004 compared to $14.4 million for the first quarter of 2003. The increase is primarily attributable to increased operating income resulting from increased sales from the launch of new products during the first quarter of 2004 and during 2003, operating improvements at certain divisions and decreased amortization of discount on Convertible Series Preferred Shares. These increases in net income were partially offset by a $4.0 million charge (before tax recovery) relating to the writedown of inventory at two reorganized divisions in the Europe Interior Systems segment, a $2.5 million charge for severance and termination costs relating to the closure of a European manufacturing facility reported in the Closure Systems segment, operating inefficiencies at certain of the Company's divisions, increased depreciation and amortization expense resulting from the Company's continuing investment in capital to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in sales, increased commodity prices, and the strengthening of the euro relative to the U.S. dollar which had the effect of magnifying losses at certain European operations on the translation to the Company's U.S. dollar reporting currency.

Net loss from discontinued operations:  Net loss from discontinued operations for the first quarter of 2004 is a result of a $5.3 million loss on the sale of a manufacturing facility formerly reported in the European Interior Systems segment. This loss includes a $1.8 million charge for write-off of future tax assets. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the results of operations of the discontinued operations have been segregated from the results of continuing operations. For the first quarter of 2003, the Company incurred a net loss from discontinued operations of $0.8 million on $11.7 million of sales. For the full year of 2003, the Company incurred a net loss from discontinued operations of $0.4 million on $47.5 million of sales.

Financing charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $1.5 million for the first quarter of 2004 compared to $0.4 million for first quarter of 2003. The increase is a result of the dividend equity component of the Series 1, Convertible Preferred Shares being fully utilized.

Earnings Per Share

Three month periods ended March 31	2004	2003

Earnings per Class A Subordinate Voting or Class B Share from continuing operations (U.S. $)
Basic	$0.58	$0.29
Diluted	$0.49	$0.28

Earnings per Class A Subordinate Voting or Class B Share (U.S. $)
Basic	$0.47	$0.27
Diluted	$0.41	$0.26

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.2	48.2
Diluted	64.1	63.1

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations for the first quarter of 2004 was $0.49 compared to $0.28 for the first quarter of 2003. The increase in diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations is a result of higher net income for the first quarter of 2004 compared to the first quarter of 2003. The impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B Share was $0.08 and $0.02 for the first quarters of 2004 and 2003, respectively. The 2003 full year impact of discontinued operations on diluted earnings per share was $0.01.

During the first quarter of 2004, the Company issued 308,608 Class A Subordinate Voting Shares to the Intier Employee Equity and Profit Participation Program. The remaining increase in the average number of Class A Subordinate Voting and Class B Shares outstanding relates to the exercise of stock options granted under the Company's Incentive Stock Option Plan.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash from Operating Activities

Three month periods ended March 31	2004	2003

Net income	$29.9	$14.4
Items not involving current cash flows	37.5	32.5

	67.4	46.9
Change in non-cash working capital	6.0	44.7

	$73.4	$91.6

During the first quarter of 2004, cash from operations before changes in working capital increased by $20.5 million to $67.4 million from $46.9 million for the first quarter of 2003. The increase was primarily a result of an increase in net income of $15.5 million and an increase in non-cash items of $5.0 million representing higher future tax expense, higher depreciation expense and other non-cash charges. The $6.0 million of cash generated from working capital during the first quarter of 2004 is the result of $149.9 million increase in accounts payable and accrued liabilities, offset by a $141.9 million increase in accounts receivable, and $2.0 million increase in other working capital. The increase in accounts payable and accrued liabilities and accounts receivable is primarily attributable to new programs launched in the first quarter of 2004 and in the latter part of 2003.

Investing Activities

Three month periods ended March 31	2004	2003

Capital asset additions	$(25.3)	$(23.9)
Investments and other asset additions	(4.5)	(1.9)
Proceeds from disposition of capital assets and other	0.7	0.1

	$(29.1)	$(25.7)

Cash used for capital assets, investment and other asset spending was $29.8 million for the first quarter of 2004 compared to $25.8 million for 2003. This use of funds was partially offset by cash received from normal course capital and other asset dispositions of $0.7 million during the first quarter of 2004 compared to $0.1 million for 2003.

Financing Activities

Three month periods ended March 31	2004	2003

(Decrease) increase in bank indebtedness	$(7.9)	$3.8
Repayments of long-term debt and other long-term liabilities	(2.4)	(1.0)
Issue of Class A Subordinate Voting Shares	5.4	-
Dividends on Class A Subordinate Voting and Class B Shares	(4.9)	(2.4)
Dividends on Convertible Series Preferred Shares	(2.7)	(2.8)

	$(12.5)	$(2.4)

Cash used in financing activities was $12.5 million for the first quarter of 2004 compared to $2.4 million for the first quarter of 2003. Cash used in financing activities for the first quarter of 2004 included net repayments of debt (including bank indebtedness, long-term debt and other long-term liabilities) of $10.3 million. Cash generated from financing activities for the first quarter of 2003 included net issues of debt of $2.8 million. Dividends paid during the first quarter of 2004 were $0.10 per class A Subordinate Voting and Class B Share totalling $4.9 million compared to $0.05 per Class A Subordinate Voting and Class B Share during the first quarter of 2003, totalling $2.4 million. Dividends paid on Convertible Series Preferred Shares for the first quarter of 2004 were $2.7 million compared to $2.8 million for the first quarter of 2003. In addition, during the first quarter of 2004, 308,608 Class A Subordinate Voting Shares were issued for total proceeds of $5.1 million to the Intier Employee Equity and Profit Participation Program. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares relates to the exercise of options granted under the Company's Incentive Stock Option Plan.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders' equity), was 3.5% at March 31, 2004 compared to 7.8% at December 31, 2003.

The above net debt total capitalization figures treat the liability portion ($216.2 million and $214.7 million as at March 31, 2004 and December 31, 2003, respectively) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Preferred Shares are retractable by Magna on or after December 31, 2003 and the Series 2 Convertible Preferred Shares are retractable by Magna on or after December 31, 2004. These instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

Unused and Available Financing Resources

Cash on hand increased to $245.5 million at March 31, 2004 from $216.7 million at December 31, 2003. At March 31, 2004, the Company had credit facilities of $503.2 million, of which $434.2 million are unused and available. $361.6 million of the unused and available facilities represents the unused and available portion of the Company's $385 million three year revolving credit facility which expires September 27, 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated companies are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at March 31, 2004, $39.2 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's March 31, 2004 consolidated balance sheet.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of all unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. It is expected that the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2004 through to 2006.

Capital and investment spending for existing businesses and projects is expected to range between $130 million and $150 million for 2004. The majority of capital spending in 2004 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of its 2004 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes or a change in customer or supplier payments terms could adversely impact cash provided from operating activities in 2004. Cash provided from operating activities totalled $73.4 million for the three month period ended March 31, 2004 compared to $91.6 million for the three month period ended March 31, 2003.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts. There have been no significant changes to the Company's operating lease commitments since December 31, 2003.

Guarantees

In February of 2003, the Canadian Institute of Chartered Accountants ("CICA") approved an Accounting Guideline, AcG-14, "Disclosure of Guarantees" ("AcG-14"). The guidelines require financial statement disclosures to be made by a guarantor about its obligations under guarantees. The Guideline is applicable for interim and annual periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

Accounting Changes

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$6.1

$6.1

Other long-term liabilities	$11.6
Future tax liabilities	(1.0)
Retained Earnings	(3.7)
Currency translation adjustment	(0.8)

$6.1

The retroactive changes to the Consolidated Statement of Income for the three month period ended March 31, 2003 are as follows:

Depreciation and amortization	$0.1

Operating loss	(0.1)
Interest expense	0.2
Income taxes	(0.1)

Net loss	$(0.2)

Loss per Class A Subordinate Voting or Class B Share:
Basic	$(0.01)
Diluted	$(0.01)

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production or vehicle assembly. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three month period ended March 31, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three month periods ended March 31, 2004 and 2003, the Company recognized compensation expense of $0.1 million and nil.